August 12, 2009

VIA EDGAR AND OVERNIGHT COURIER

Mr. Matthew Crispino, Staff Attorney
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Mail Stop 7010
Washington, D.C. 20549

Re:	SteelCloud, Inc.
Amendment No. 2 to Registration Statement on Form S-1
Filed July 23, 2009
File No. 333-158703

Dear Mr. Crispino:

We are counsel to SteelCloud, Inc. (the “Company” or “our client”).  On behalf of our client, we respond as follows to the Staff’s comments dated August 10, 2009, relating to the above-captioned amended registration statement.  Captions and page references herein correspond to those set forth in Amendment No. 3 to the Registration Statement (the “Registration Statement”), a copy of which has been marked with the changes from the previous filing.  Please note that for the Staff’s convenience, we have recited each of the Staff’s comments and provided the Company’s response to each comment immediately thereafter.

Business
BlackBerrv®Enterprise Server Solution (Steel Works® Mobile), page 14

1. We note that in a press release attached as Exhibit 99.1 to a Form 8-K filed on July 16, 2009, announcing the sale of your computer integration business to NCS, you also disclose that you entered into a contract with Dell to manufacture, deliver, and support future versions of SteelWorks® Mobile on a worldwide basis. Please provide your analysis as to whether or not this contract should be filed as a material contract upon which your business is substantially dependent. See Item 601(b)(10)(ii)(B) of Regulation S-K.

The Company has determined that the contract it entered into with Dell is not a material contract (as such term is defined in Item 601(b)(10)(ii)(B) of Regulation S-K).  The contract was entered into in the Company’s ordinary course of business and the Company’s business is not substantially dependent on the contract. The Company issued the press release disclosing the contract to clarify how it will continue to sell the SteelWorks® Mobile product in light of the sale of the Company's computer integration business to NCS Technologies, Inc.

Market for Registrant's Common Equity and Related Stockholder Matters
NASDAQ, page 19

2. We note your disclosure that on July 15, 2009 you requested a hearing to appeal the determination of NASDAQ to suspend trading of your common stock. In a Form 8-K filed on August 5, 2009, you further disclose that you received notification on August 4, 2009 that NASDAQ received your appeal, and that the delisting action has been stayed pending final written decision by the Panel after a hearing scheduled for September 3, 2009, at which you must demonstrate your ability to regain and sustain compliance with the NASDAQ listing requirements. Please update the disclosure in your prospectus as appropriate. Also, if there are any actions that you anticipate must be made as part of meeting NASDAQ listing requirements, such as a reverse stock split, please discuss such actions, any authorization required, and the impact of any such actions on existing shareholders. If there is a specific risk presented, please also include appropriate risk factor disclosure.

The Registration Statement has been updated in accordance with your comment. The Company believes that the best option it has for complying with the NASDAQ listing requirements is through selling its securities pursuant to the Registration Statement.   The Company may consider undertaking a reverse share split at a later date; however, a reverse share split would not remedy the Company’s failure to comply with NASDAQ Listing Rule 5550(b) which requires that the Company maintain a minimum of $2,500,000 in stockholders’ equity, $35,000,000 market value of listed securities, or $500,000 of net income from continuing operations for the most recently completed fiscal year or two of the three most recently completed fiscal years.  Please see Risk Factors at page 6 and Market for Registrant's Common Equity and Related Stockholder Matters at page 19.

Directors and Executive Officers
Independence of Directors, page 31

3. You identify Jay M. Kaplowitz, securities counsel, as an independent director. Please provide us your analysis as to whether Mr. Kaplowitz qualifies as an independent director under NASDAQ Marketplace Rule 5605(a)(2).

Mr. Kaplowitz, a partner of Gersten Savage LLP, the Company’s securities counsel, qualifies as an independent director under NASDAQ Marketplace Rule 5605(a)(2).  The Company’s payments for Gersten Savage LLP’s services in the current fiscal year and the past three fiscal years have not exceed the greater of 5% or $200,000 of Gersten Savage LLP’s consolidated gross revenues for that year, consequently, NASDAQ Marketplace Rule 5605(a)(2)(D) does not apply to Mr. Kaplowitz.

Should you have any additional questions, please do not hesitate to contact me.

Very truly yours,

/s/ Jay M. Kaplowitz
Jay M. Kaplowitz, Esq.